CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF

Harris & Harris Group, Inc.

Under Section 805 of the Business Corporation Law

FIRST: The current name of the corporation is: Harris & Harris Group, Inc.

The name under which it was originally formed is: Sovereign Thoroughbreeders, Inc.

SECOND: The date of filing of the certificate of incorporation with the Department of State is: 08/19/1981

THIRD: The amendment effected by this certificate of amendment is as follows:

Paragraph FIRST of the Certificate of Incorporation relating to the name of the corporation is amended to read in its entirety as follows:

FIRST: The name of the corporation is 180 Degree Capital Corp.

FOURTH: The certificate of amendment was authorized by the vote of the board of directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

/s/ Daniel. B Wolfe	Daniel B. Wolfe
(Signature)	(Name of Signer)

President
(Title of Signer)